FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2009
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 — 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE
June 26, 2009
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX REPORTS YEAR END FINANCIAL RESULTS
Vancouver, BC (June 26, 2009) - WEX Pharmaceuticals Inc. (“WEX” or the “Company”) (TSX: WXI) reported major events and financial results for the fiscal year ended March 31, 2009. All amounts, unless specified otherwise, are in Canadian dollars.
Major Events
•
In April 2008, the Company announced the enrolment and dosing of the first patient in a Canadian Phase III clinical trial of TTX in cancer-related pain (TEC-006). This multi-centre, randomized, double-blind, and placebo-controlled trial will include approximately 120 patients with moderate to severe cancer-related pain.

•
During the fiscal year, we continued to focus our efforts and resources on our Canadian pivotal trials for TTX in cancer-related pain, TEC-006 and TEC-006OL, signing up more clinical sites and enrolling more patients. As of June 26, 2009, the Company has 11 active sites and has enrolled 35 patients in the TEC-006 trial. About 65% of the patients who completed the TEC-006 trial chose to enrol in TEC-006OL. Based on current enrolment rates, the Company now anticipates enrolling the 60 patients required for the planned interim analysis of TEC-006 by November 2009. The interim analysis will be conducted by an independent data monitoring committee, which will make a recommendation on continuing the trial based on a review of the safety and efficacy assessments. This recommendation is expected to be received within three months of enrolling 60 patients. Assuming that the data monitoring committee recommends that WEX continue the trial to the planned 120 patients, the Company anticipates that the trial will be fully enrolled in the second half of 2010.

•
The Company filed a Clinical Trial Application with Health Canada in February 2009 for a trial of TTX in painful chemotherapy-induced peripheral neuropathy (TEC-007). In March 2009, Health Canada issued a No Objection Letter which permits WEX to conduct the trial in Canada. Concurrently with seeking regulatory approval for the trial, WEX conducted a feasibility assessment of conducting the trial in Canada. The feasibility assessment led to the identification of several clinical sites in Canada that could perform the trial, but also resulted in the conclusion that the trial could not be completed as quickly as originally anticipated. The Company has also begun plans to seek regulatory approval to conduct the TEC-007 trial in the United States. If such regulatory approval can be obtained, and subject to additional financing being available, the Company anticipates starting the trial in both countries in early 2010.

•
Under the terms of the convertible debenture in the principal amount of $15,600,000, in the event that the Company delivered on or before maturity a certificate certifying that the Company would be unable to repay the principal amount on the maturity date, then subject to certain conditions, the maturity date would be extended for two years. WEX delivered a notice of extension effective March 31, 2009, with respect to the convertible debenture to the holder of the debenture, an indirect wholly-owned subsidiary of CK Life Sciences Int’l., Inc The notice of extension extends the maturity date of the convertible debenture to October 17, 2011.

Financial Results
For the fiscal year ended March 31, 2009, the Company recorded a net loss of $8.05 million ($0.13 per share) compared to a net loss of $2.80 million ($0.05 per share) for the fiscal year ended March 31, 2008. This increase in net loss of $5.25 million is due to, amongst other items, larger research and development expenditures of $1.98 million, increased interest expense on convertible debentures of $1.08 million, increase in loss from discontinued operations of $0.83 million and the settlement gains from preceding year in the US dollar denominated series 5.5% convertible debentures debt of $1.21 million. The loss was offset by a reduction in general and administrative expenses of $0.57 million.
The Company had cash and short-term investments of $9.13 million as at March 31, 2009 compared to $3.82 million as at March 31, 2008.
For further details, please refer to the Consolidated Financial Statements and Management’s Discussions and Analysis for the fiscal year ended March 31, 2009 on www.sedar.com.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statements and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.

FOR FURTHER INFORMATION PLEASE CONTACT:
WEX Pharmaceuticals Inc.
Dr. Bin Huang
President & CEO
(604) 683-8880 or Toll Free: 1-800-722-7549
Website: www.wexpharma.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 26, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer